1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

LISA R. PRICE

lisa.price@dechert.com
+1 212 649 8795 Direct
+1 212 698 0495 Fax

April 10, 2015

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          HIMCO Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-194995 and 811-22954)

Dear Ms. Skeens:

We are writing in response to comments you provided telephonically to me on February 6, 2015 with respect to the Registrant’s Post-Effective Amendment No. 3 (the “Amendment”), filed on January 22, 2015 relating to HIMCO VIT Conservative Allocation Fund, HIMCO VIT Moderate Allocation Fund, HIMCO VIT High Yield Bond Fund, HIMCO VIT Government Bond Fund, HIMCO VIT Strategic Income Bond Fund, HIMCO VIT Total Return Bond Fund, HIMCO VIT Large Cap Core Fund, and HIMCO VIT Small & Mid Cap Core Fund (collectively, the “HIMCO-Managed Funds”); and HIMCO VIT Large Cap Growth Fund, HIMCO VIT Large Cap Value Fund, HIMCO VIT Global Core Equity Fund, HIMCO VIT International Core Equity Fund, HIMCO VIT International Value Equity Fund, and HIMCO VIT Emerging Markets Equity Fund (collectively, the “Sub-Advised Funds” and, together with the HIMCO-Managed Funds, the “Funds”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comments Generally Applicable to All Funds

1.              Comment:                                 Please file Tandy representations via EDGAR Correspondence prior to the effective date of the Registration Statement.

Response:                                    The Registrant confirms that the requested representations will be made.

2.              Comment:                                 Please confirm that any missing or incomplete information, including fee and expense tables and expense examples, will be filed by amendment.

Response:                                    The Registrant confirms that all missing or incomplete information, including fee and expense tables and expense examples, will be filed by amendment.

3.              Comment:                                 With respect to each Fund’s Annual Fund Operating Expenses table:

a.              Please move footnote 1 (“Fees and expenses are estimated for the current fiscal year”) to the Other Expenses line item, as it is neither required nor permitted by Form N-1A.

b.              Please confirm that any waivers will remain in effect for at least one year from the date of the Registration Statement.

c.               Please confirm that any expense reimbursement arrangements shown will actually reduce fund operating expenses for no less than one year from the effective date of the Registration Statement.  If the expense reimbursement arrangements actually reduce fund operating expenses, please show both gross and net expenses as line items.

Response:                                    With respect to each Fund’s Annual Fund Operating Expenses table:

a.              The Registrant has revised the disclosure consistent with this comment.

b.              The Registrant confirms that any waivers will remain in effect for at least one year from the date of the Registration Statement.

c.               The Registrant confirms that any expense reimbursement arrangements shown will actually reduce fund operating expenses for no less than one year from the effective date of the Registration Statement.  The Registrant has revised the disclosure consistent with this comment.

4.              Comment:                                 With respect to the derivatives disclosure in each Fund’s Prospectus, please ensure that the disclosure is consistent with the U.S. Securities and Exchange Commission staff’s (the “Staff”) July 30, 2010 letter to the Investment Company Institute describing derivatives disclosure that should be included in a mutual fund’s prospectus.

Response:                                    The Registrant has reviewed the disclosure and believes that it is consistent with the Staff’s July 30, 2010 letter.

5.              Comment:                                 In comparing the breakpoint schedule under the Investment Manager — Management Fee section and the Management Fee line item of the Annual Fund Operating Expenses table, the Staff notes that the management fee listed in several Funds’ Annual Fund Operating Expenses tables appears to assume a high level of average daily net assets in the Fund.  Please confirm whether the Registrant reasonably believes that the Funds will reach these asset levels in their first year of operations.

Response:                                    The Registrant notes that an affiliate intends to apply for an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of the Funds for shares of other unaffiliated registered investment companies, each of which is currently used as an underlying investment option for certain variable annuity contracts (the “Substitution Order”).  The related substitution application has been informally been discussed with the SEC staff, and will be filed later this month.  If the Commission issues the Substitution Order, then the assets currently invested in the substituted portfolios will be invested in the Funds, thereby allowing certain of the Funds to reach a level of average daily net assets beyond the first breakpoint in the Fund’s management fee schedule.  The Funds will not commence operations until such time as the Registrant has reason to believe that the Substitution Order will be granted.  Accordingly, the Registrant confirms that it reasonably believes that the Funds will reach these asset levels in their first year of operations.

Comments Applicable to the HIMCO-Managed Funds

6.              Comment:                                 With respect to the HIMCO-Managed Funds with Related Composite Performance disclosure:

a.              Please confirm supplementally whether Hartford Investment Management maintains the records required by Rule 204-2 of the Investment Advisers Act of 1940 (the “Advisers Act”) in order to support the performance information included in the Related Composite Performance section of the Prospectuses.

b.              Please confirm supplementally whether the performance data include the performance of all substantially similar accounts managed by Hartford Investment Management.  Alternatively, please represent that the exclusion of any account would not cause the performance information to be misleading.

c.               The disclosure states that “[t]he performance has been adjusted to reflect the operating costs of the Fund.”  Please clarify that the reference to performance relates to net returns.

d.              The Staff notes that the disclosure states that sales charges are included for purposes of calculating performance, yet the Funds do not appear to have sales charges.  Please remove the references to sales charges, if applicable.

e.               Please confirm supplementally that the accounts included in the composite are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Funds by the 1940 Act or Subchapter M of the Internal Revenue Code, and that consequently the performance results for the composite may have been less favorable had it been regulated as an investment company under the federal securities laws.

f.                In the last sentence before the Composite Performance table, please disclose, if accurate, that the differences between the composite and the Fund would not make the performance misleading.  Alternatively, please explain supplementally why such disclosure is not necessary.

g.               Please disclose the method used for calculating prior performance.

h.              Please confirm supplementally whether the date on which prior performance begins is the inception date of the oldest account in the composite.

Response:                                    With respect to the HIMCO-Managed Funds with Related Composite Performance disclosure:

a.              The Registrant confirms that Hartford Investment Management maintains the records required by Rule 204-2 of the Advisers Act in order to support the performance information included in the Related Composite Performance section of the Prospectuses.

b.              The Registrant confirms that the performance data include performance of all substantially similar accounts managed by Hartford Investment Management.

c.               The Registrant has revised the disclosure consistent with this comment.

d.              The Registrant has revised the disclosure consistent with this comment.

e.               The Registrant confirms that, with the exception of the HIMCO VIT Conservative Allocation Fund and HIMCO VIT Moderate Allocation Fund (the “Allocation Funds”), the accounts included in the composites are not subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Funds by the 1940 Act or Subchapter M of the Internal Revenue Code, and that consequently the performance results for the composite may have been less favorable had it been regulated as an investment company under the federal securities laws.  With respect to the Allocation Funds, the Registrant notes that the accounts were managed by Hartford Investment Management in accordance with the diversification requirements, specific tax restrictions and investment limitations imposed by the 1940 Act and Subchapter M of the Internal Revenue Code.  The Registrant notes that for the Allocation Funds, historical performance is available through April 30, 2012 because Hartford Investment Management’s management of the accounts was terminated at that time.

f.                The Registrant notes that the Related Composite Performance section of the Prospectuses discloses that the portfolios included in the composites are managed with “investment objectives, policies and strategies substantially similar to those of the Fund.”  The Registrant has prepared and presented composite performance in accordance with the Staff’s guidance in Nicholas-Applegate Mutual Funds (File No. 811-7428) (Aug. 6, 1996), which permits the inclusion of composite performance if “fairly presented and accompanied by clear disclosure.”  Accordingly, the Registrant believes that it is not necessary to state explicitly that differences between the composite and the Fund would not make the performance misleading.(1)

g.               The Registrant has revised the disclosure consistent with this comment.

h.              The Registrant notes that the date on which prior performance begins may not always be the inception date of the oldest account in the composite, as certain

(1)                                 With respect to the HIMCO VIT Emerging Markets Equity Fund, the Registrant notes that it has revised the disclosure accompanying the composite performance to clarify that prior to May 31, 2011, the accounts in the BlackRock Emerging Markets Opportunities composite were managed with varying target levels of active risk and that consequently, for periods prior to May 31, 2011, the performance results for the composite may have been different had the accounts been managed with the same target level of active risk as has been employed by such accounts since May 31, 2011.

accounts in a composite may have performance prior to the inception date.  The performance of such accounts is not included in the composite due to the use of a different calculation methodology for the composite prior to that date.

7.              Comment:                                 With respect to the HIMCO VIT High Yield Bond Fund, HIMCO VIT Government Bond Fund, HIMCO VIT Strategic Income Bond Fund, and HIMCO VIT Total Return Bond Fund, please review and, as appropriate, revise the Funds’ disclosure in light of the Staff guidance relating to fixed income funds (see Division of Investment Management, Guidance Update, Risk Management in Changing Fixed Income Market Conditions (January 2014)) (“Fixed Income Guidance”).

Response:                                    The Registrant has reviewed its disclosure in light of the Fixed Income Guidance and hereby confirms that it believes the Funds’ disclosure is appropriate in light of such guidance.

8.              Comment:                                 With respect to the Allocation Funds:

a.              The Principal Investment Strategy sections state that the Funds may invest in “ETFs or ETNs that invest in alternative asset classes.”  Please clarify what is meant by the phrase “alternative asset classes.”

b.              Please consider whether “ETF Risk and ETN Risk” should be listed in each Fund’s Main Risks section, as these types of investments are disclosed in the Funds’ Principal Investment Strategy sections.

Response:                                    With respect to the Allocation Funds:

a.              The Registrant has revised the disclosure consistent with this comment.

b.              The Registrant has revised the disclosure consistent with this comment.

Comments Applicable to the Sub-Advised Funds

9.              Comment:                                 Please include a brief description of the proprietary quantitative model used by BlackRock in managing the Sub-Advised Funds.

Response:                                    The Registrant notes that the Additional Information Regarding Risks and Investment Strategies — Principal Investment Strategy section of each Sub-Advised Fund’s Prospectus states that “[t]he model systematically tracks and ranks the characteristics” of a range of stocks of certain types of issuers, and “is designed to select stocks based on an analysis of a wide range of factors, such as relative value, earnings quality, market sentiment, and thematic insights.”  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

10.       Comment:                                 Please state supplementally the approximate percentage of the Sub-Advised Funds’ assets that are expected to be invested in initial public offerings (“IPOs”).

Response:                                    The Registrant expects up to 5% of a Sub-Advised Fund’s assets to be invested in IPOs.

11.       Comment:                                 Please consider and, as appropriate, revise the Determination of Net Asset Value section in light of the Sub-Advised Funds’ investments in IPOs.

Response:                                    The Registrant has considered its disclosure in light of the Sub-Advised Funds’ investments in IPOs and hereby confirms that it believes the Funds’ disclosure is appropriate in light of such investments.

12.       Comment:                                 With respect to the Sub-Advised Funds with Related Composite Performance disclosure, please explain supplementally the reason for the name of BlackRock’s “Scientific Active” composites.

Response:                                    The Registrant notes that “Scientific Active” refers to the Scientific Active Equity Group — the investment management team within BlackRock that manages the composites.

13.       Comment:                                 Please disclose what the Sub-Advised Funds consider to be an “emerging market.”

Response:                                    The Registrant notes that the Emerging Markets Risk disclosure in Item 9 states that “Emerging markets are those markets included in emerging market or equivalent classifications by the World Bank, the International Finance Corporation, the United Nations (and its agencies) or markets the Fund’s benchmark index provider designates as emerging. Emerging countries are generally located in Africa, Asia, the Middle East, Eastern and Central Europe and Central and South America.”  Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

14.       Comment:                                 The Staff notes that Emerging Markets Risk is listed as a Main Risk of each Sub-Advised Fund, but with the exception of the HIMCO VIT Emerging Markets

Fund, there is no mention of emerging markets in the Funds’ Principal Investment Strategy sections.  Please resolve this inconsistency.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

15.       Comment:                                 With respect to the HIMCO VIT Large Cap Growth Fund and HIMCO VIT International Value Equity Fund, please provide a description of “growth” and “value” equity securities, respectively, in each Fund’s Principal Investment Strategy section.

Response:                                    The Registrant has revised the disclosure consistent with this comment.

Comments Applicable to the SAI

16.       Comment:                                 In the Fundamental Investment Restrictions of the Funds section, restrictions 1 and 3 include the phrase “except to the extent consistent with the 1940 Act.”  Please include accompanying disclosure describing what would be consistent with the 1940 Act.

Response:                                    The Registrant acknowledges the comment; however, the Registrant is unaware of any statutory, regulatory or other interpretive guidance that prohibits the inclusion of this language in the proposed restrictions 1 and 3.  In addition, the Registrant believes that the current investment restrictions are consistent with those of others in the industry.   In the event that a Fund were to act upon the flexibility provided for in restrictions 1 and 3, the Fund would notify investors prior to doing so.   Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

17.       Comment:                                 Please confirm supplementally whether Hartford Investment Management will be subject to registration as a commodity pool operator (“CPO”).

Response:                                    The Registrant notes that, prior to the commencement of operations, the Funds expect to file a notice of eligibility claiming an exclusion from the definition of the term CPO with respect to the Funds and therefore would not be subject to registration or regulation as a CPO under the Commodity Exchange Act.

18.       Comment:                                 If a Fund invests in total return swaps, please confirm that the Fund is aware of the following: (i) Investment Company Act Release No. 10666 (Apr. 18, 1979) (“Release 10666”); (ii) that the Staff’s position regarding asset coverage is under review;

and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which the Fund operates.

Response:                                    The Registrant confirms that it is aware of (i) Release 10666; (ii) that the Staff’s position regarding asset coverage is under review; and (iii) that the Staff could issue future guidance related to asset coverage, which could impact the manner in which a Fund operates.

19.       Comment:                                 The Disclosure of Portfolio Holdings section states that the Funds “may confidentially or publicly disclose portfolio holdings on a more frequent basis . . . .”  Please identify which, if any, recipients of such disclosure are subject to a duty of confidentiality with respect to the Funds’ portfolio holdings.

Response:                                    The Registrant notes that each recipient of the Funds’ portfolio holdings disclosure listed in the Disclosure of Portfolio Holdings section of the SAI is subject to a duty of confidentiality by reason of a non-disclosure agreement with respect to the Funds’ portfolio holdings.

You requested that the Registrant make certain representations concerning the Amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Lisa R. Price
Lisa R. Price

cc:                    Brenda J. Page

John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

HIMCO Variable Insurance Trust

One Hartford Plaza

Hartford, Connecticut 06155

April 10, 2015

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             HIMCO Variable Insurance Trust (the “Registrant”) (SEC File Nos. 333-194995 and 811-22954) Post Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Brenda J. Page

Brenda J. Page
Secretary
HIMCO Variable Insurance Trust